WITHDRAWAL OF FORM S-1 POSAM

Verde Bio Holdings, Inc.

PO Box 67

Jacksboro, Texas 76458

972-217-4080

November 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verde Bio Holdings, Inc. Withdrawal of Form S-1/POS AM filed on October 18, 2023 Registration No. 333-265753

Ladies and Gentlemen:

On behalf of Verde Bio Holdings, Inc., a Nevada corporation (“Company”), we hereby request that the Post Effective Amendment filed on Form S-1/ POS AM (Registration No. 333-265753) as filed with the Securities and Exchange Commission (“Commission”) on October 18, 2023 (“Post Effective Amendment”) be withdrawn effective immediately.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to J. Martin Tate, Esq. of Kunzler Bean & Adamson, via email at mtate@kba.law.

Should you have any questions regarding this request for withdrawal, please contact J. Martin Tate of Kunzler Bean & Adamson by telephone at (801) 792-5002.

VERDE BIO HOLDINGS, INC.

/s/ SCOTT COX
SCOTT COX , Chief Executive Officer
November 2, 2023